SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 November 2004

                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



    EXHIBIT INDEX

1.0 Transaction in Own Shares released on 1 November 2004
1.1 Transaction in Own Shares released on 2 November 2004
1.2 Transaction in Own Shares released on 3 November 2004
1.3 Transaction in Own Shares released on 4 November 2004
1.4 Transaction in Own Shares released on 5 November 2004
1.5 Transaction in Own Shares released on 9 November 2004
1.6 Transaction in Own Shares released on 10 November 2004
1.7 Transaction in Own Shares released on 11 November 2004
1.8 Transaction in Own Shares released on 12 November 2004
1.9 Director Shareholding released on 12 November 2004
2.0 Transaction in Own Shares released on 15 November 2004
2.1 Transaction in Own Shares released on 16 November 2004
2.2 Transaction in Own Shares released on 17 November 2004
2.3 Transaction in Own Shares released on 18 November 2004
2.4 Transaction in Own Shares released on 19 November 2004
2.5 Transaction in Own Shares released on 22 November 2004
2.6 Transaction in Own Shares released on 23 November 2004
2.7 Transaction in Own Shares released on 24 November 2004
2.8 Transaction in Own Shares released on 25 November 2004
2.9 Transaction in Own Shares released on 30 November 2004
3.0 Director Shareholding released on 30 November 2004




EXHIBIT 1.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 November 2004

BP p.l.c. announces that on 29 October 2004, it purchased for cancellation 5,170,000 ordinary shares at prices between 524.50 pence and 530.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 November 2004

BP p.l.c. announces that on 1 November 2004, it purchased for cancellation 4,065,000 ordinary shares at prices between 527.00 pence and 537.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 November 2004

BP p.l.c. announces thaton 2 November 2004, it purchased for cancellation 4,095,000 ordinary shares at prices between 529.50 pence and 534.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 November 2004

BP p.l.c. announces that on 3 November 2004, it purchased for cancellation 4,055,000 ordinary shares at prices between 530.00 pence and 537.67 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 November 2004

BP p.l.c. announces that on 4 November 2004, it purchased for cancellation 5,300,000 ordinary shares at prices between 535.50 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 November 2004

BP p.l.c. announces that on 8 November 2004, it purchased for cancellation 4,005,000 ordinary shares at prices between 534.00 pence and 539.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 November 2004

BP p.l.c. announces that on 9 November 2004, it purchased for cancellation 4,000,000 ordinary shares at prices between 537.0 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 November 2004

BP p.l.c. announces that on 10 November 2004, it purchased for cancellation 7,148,000 ordinary shares at prices between 528.00 pence and 536.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 November 2004

BP p.l.c. announces that on 11 November 2004, it purchased for cancellation 4,080,000 ordinary shares at prices between 529.00 pence and 535.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9

We were advised yesterday by Computershare Plan Managers that on 10 November 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.375 per share through participation in the BP ShareMatch UK Plan:-

Mr. I.C. Conn    66 shares
Dr. A.B. Hayward 66 shares
Mr. J.A. Manzoni 66 shares

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 November 2004

BP p.l.c. announces that on 12 November 2004, it purchased for cancellation 5,700,000 ordinary shares at prices between 524.50 pence and 534.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 November 2004

BP p.l.c. announces that on 15 November 2004, it purchased for cancellation 6,036,000 ordinary shares at prices between 535.0 pence and 540.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 November 2004

BP p.l.c. announces that on 16 November 2004, it purchased for cancellation 5,034,000 ordinary shares at prices between 532.50 pence and 539.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 November 2004

BP p.l.c. announces that on 17 November 2004, it purchased for cancellation 5,050,000 ordinary shares at prices between 531.00 pence and 535.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 November 2004

BP p.l.c. announces that on 18 November 2004, it purchased for cancellation 5,030,000 ordinary shares at prices between 534.00 pence and 539.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 November 2004

BP p.l.c. announces that on 19 November 2004, it purchased for cancellation 4,000,000 ordinary shares at prices between 536.98 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 November 2004

BP p.l.c. announces that on 22 November 2004, it purchased for cancellation 4,018,000 ordinary shares at prices between 534.50 pence and 537.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 November 2004

BP p.l.c. announces that on 23 November 2004, it purchased for cancellation 3,980,000 ordinary shares at prices between 536.00 pence and 538.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 November 2004

BP p.l.c. announces that on 24 November 2004, it purchased for cancellation 3,950,000 ordinary shares at prices between 536.50 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 November 2004

BP p.l.c. announces that on 29 November 2004, it purchased for cancellation 4,800,000 ordinary shares at prices between 543.50 pence and 549.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.0

BP p.l.c. -  Director Shareholding
BP p.l.c. -  30 November 2004

We were advised yesterday by Dr B E Grote, Executive Director of BP p.l.c., that on 26 November he exercised stock appreciation rights exercisable between 28 February 1998 and 28 February 2005 over 35,600 ADSs and became entitled to a payment based on the market price of US $61.60 per ADS.






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 December 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary